Filed by Focus Impact BH3 Acquisition Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact BH3 Acquisition Company
Commission File No.: 001-40868

The following is an article following an interview with Mihir Dange as published on the Carbon Herald https://carbonherald.com/sustainable-aviation-fuel-pioneer-xcf-global-takes-flight-with-ambitious-ipo-amid-industry-tailwinds/ on April 10, 2025:

Sustainable Aviation Fuel Pioneer XCF Global Takes Flight With Ambitious IPO Amid Industry Tailwinds
byVasil Velev
April 10, 2025
3 minute read

XCF Global, a leading player in the sustainable aviation fuel (SAF) market, is preparing for a high-profile IPO in the coming days, seeking to establish a foothold in a market poised for growth both in the U.S. and globally, according to its CEO Mihir Dange.

“We are really just at the inception point of what this market is going to look like over the next 10 years,” Dange said in an exclusive interview. The company’s strategy hinges on securing early-mover advantages in a market expected to grow exponentially as airlines race to meet carbon reduction mandates.

Crucial to XCF’s public debut is its newly inked 15-year agreement with energy company Phillips 66 for both feedstock supply and offtake—a move Dange describes as “a base case model which is mitigated and has upside.” The agreement is designed to ensure operational stability while giving XCF the flexibility to pursue better pricing opportunities. It also allows for flexibility if circumstances change. “We pay for the right to move away from the Phillips 66 relationship if we want to, ” he added.

IRA Uncertainty Casts a Shadow

Despite the momentum, concerns loom over the stability of federal incentives such as the Inflation Reduction Act (IRA). The federal producer credits, vital for SAF economics, are set to expire in 2027. “..if federal credits left, there would be some type of state credits helping to push forward,” Dange assured.

In California, once the poster child for green fuel adoption, recent legislative changes have shifted momentum to other states. “We’re seeing a lot of that production actually moving out of the state and going into other states,” Dange observed.

But the company is betting on a shifting landscape across the country, where state-level incentives fill the federal gap. “Nevada is working on AB 481, which is potentially putting two and a half dollars of credits per gallon,” said Dange, emphasizing the importance of local legislation for future viability.

Emerging hubs like Illinois, Minnesota, Wisconsin, Washington, and Nevada are positioning themselves with new tax credits and rural development programs. “There are so many different business models that there is not one right answer,” he said, highlighting the industry’s experimental phase.

Still, the potential withdrawal of federal support raises broader questions about whether the reduced support in the U.S. can sustain the industry. “It would be foolish to think that a domestic-only strategy would be the only strategy going forward,” XCF Global’s CEO warns.

International Demand for SAF: Europe Leads, Asia Follows

Globally, the SAF sector is gaining steam. Europe, with its stringent mandates—2% SAF in 2025 scaling up to 70% by 2050—is leading the charge. “You cannot use book and claim to put it into the wing. You have to actually have the molecule into the wing of the plane,” Dange said, underlining Europe’s push for real emissions reductions.

Relevant: Airbus Pioneers “Book and Claim” System To Drive Sustainable Aviation Fuel Adoption

Other regions are quickly catching up. “Japan is looking at a mandate. Australia wants to put a mandate. China has targets,” Dange noted, painting a picture of burgeoning international demand.

CORSIA Demand and XCF’s Expanding Project Pipeline

This pipeline of countries and markets provides certainty for future plans and could tie in nicely with the aviation industry’s main mechanism for SAF adoption – the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA).

The sector’s adoption of CORSIA standards is creating a baseline of demand for low-carbon aviation fuel. “CORSIA and international mandates…will not change the supply-demand need that more infrastructure has to come up, period” Dange stressed.

Relevant: Xpansiv Introduces Spot Contract to Boost CORSIA Trading

Looking ahead, XCF Global plans to leverage its first project’s success to launch additional production facilities. New projects will be shaped by local incentives, feedstock availability, and export opportunities, even involving complex logistics like “moving product from Reno to Europe” if economics allow.

At first glance this is a difficult moment for all carbon mitigating initiatives in the U.S. with various incentives being removed from the board and increasing uncertainty and risk. “That difficulty is also the opportunity that is born in the space,” Mihir Dange concluded.

Read more: Can Sustainable Aviation Fuel Fulfill Its Potential?

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact BH3’s and XCF’s expectations with respect to future performance and anticipated financial impacts of the business combination, estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of the closing conditions to the business combination and the timing of the consummation of the business combination, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Focus Impact BH3 and its management, and XCF and its management, as the case may be, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with respect to the business combination or with regard to XCF’s offtake arrangements; (3) the outcome of any legal proceedings that may be instituted against Focus Impact BH3, XCF, Focus Impact BH3 NewCo, Inc. (“NewCo”) or others; (4) the inability of the parties to successfully or timely close the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the business combination; (5) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (6) the ability to meet stock exchange listing standards following the consummation of the business combination; (7) the ability of XCF to integrate the operations of New Rise and implement its business plan on its anticipated timeline; (8) the risk that the proposed transactions disrupt current plans and operations of Focus Impact BH3 or XCF as a result of the announcement and consummation of the proposed transactions; (9) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of NewCo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (10) costs related to the proposed transactions; (11) changes in applicable laws or regulations; (12) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (13) the possibility that Focus Impact BH3, XCF or NewCo may be adversely affected by other economic, business, and/or competitive factors; (14) the availability of tax credits and other federal, state or local government support; (15) risks relating to XCF’s and New Rise’s key intellectual property rights; and (16) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the final prospectus relating to the initial public offering of Focus Impact BH3, dated October 4, 2021, and other filings with the Securities and Exchange Commission (“SEC”) from time to time, including the registration statement on Form S-4, as amended, initially filed with the SEC by NewCo on July 31, 2024. If any of the risks actually occur, either alone or in combination with other events or circumstances, or Focus Impact BH3’s or XCF’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Focus Impact BH3 or XCF does not presently know or that it currently believes are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Focus Impact BH3’s or XCF’s expectations, plans or forecasts of future events and views as of the date of this communication These forward-looking statements should not be relied upon as representing Focus Impact BH3’s or XCF’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. While Focus Impact BH3 or XCF may elect to update these forward-looking statements at some point in the future, Focus Impact BH3 and XCF specifically disclaim any obligation to do so.

No Offer or Solicitation

This communication relates to the business combination and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom, and otherwise in accordance with applicable law.